UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76665T102

(CUSIP Number)

Jonathan Siegler

Bluescape Energy Partners LLC

300 Crescent Court, Ste. 1860

Dallas, TX 75201

(469) 398-2205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Anne Peetz

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, TX 77002

(713) 836-3600

April 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Bluescape Riley Exploration Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Energy Recapitalization and Restructuring Fund III LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Energy Partners III GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Energy Recapitalization and Restructuring Fund III (IP) LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Energy Recapitalization and Restructuring Fund III (ECI) LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons BERR III (ECI) Offshore GP LTD
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons BERR III (ECI) Offshore Intermediate LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons BERR III (ECI) (RE) US Blocker LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons BERR III (ECI) (RE) Intermediate Holdco LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Energy Recapitalization and Restructuring Fund III (TE) LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons BERR III (TE) (RE) US Blocker LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) IA

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons BERR III (TE) (RE) Intermediate Holdco LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Energy Partners LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Resources GP Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons Bluescape Resources Company LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

1.	Names of Reporting Persons C. John Wilder Jr.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Stated of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,521,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,521,767

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,521,767
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 21.11%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Calculations of percentage ownership are based on 21,415,032 shares of Common Stock of the Issuer outstanding as of April 8, 2024, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on April 5, 2024.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on April 8, 2021 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on April 14, 2021 (“Amendment No. 2 and, as amended by this Amendment No. 3, this “Schedule 13D”), and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer” or “Riley Exploration”), whose principal executive offices are located at 8000 E. Maplewood Avenue, Suite 130, Greenwood Village, CO 80111. Prior to the consummation of the Merger, the name of the Issuer was Tengasco, Inc.

Except as set forth herein, the Original Schedule 13D, as amended prior to this Amendment No. 3, is unmodified. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings ascribed to those terms in the Original Schedule 13D, as amended prior to this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

On April 3, 2024, in connection with a registered secondary public offering (the “Secondary Offering”) of Common Stock, Bluescape Riley Holdings and certain other selling stockholders, the Issuer, and the underwriters party thereto (the “Underwriters”), entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which Bluescape Riley Holdings agreed to sell to the Underwriters, and the Underwriters agreed to purchase from Bluescape Riley Holdings, subject to and upon the terms and conditions set forth therein, an aggregate of 700,000 shares of Common Stock at a net sales price of $25.515 per share, with aggregate net proceeds to Bluescape Riley Holdings of $17,860,500. Bluescape Riley Holdings completed the Secondary Offering on April 8, 2024.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) of the Schedule 13D are hereby amended as follows:

(a) and (b) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Based on the prospectus supplement filed by the Issuer on April 5, 2024, the Issuer had a total number of 21,415,032 issued and outstanding shares of Common Stock as of April 8, 2024. Each description of percentage ownership of Common Stock in this Schedule 13D is based on that total number of shares disclosed by the Issuer. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock beyond the number of shares in which such Reporting Person has a direct or indirect pecuniary interest. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

As of the date hereof and after giving effect to the sales pursuant to the Secondary Offering, Bluescape Riley Holdings directly holds 4,521,767 shares of Common Stock, representing 21.11% of the total number of Common Stock issued and outstanding.

Bluescape Main Fund owns 90.06% of the membership interests of Bluescape Riley Holdings.

Bluescape IP owns 7.51% of the membership interests of Bluescape Riley Holdings.

Bluescape ECI Holdco owns 1.05% of the membership interests of Bluescape Riley Holdings. Bluescape ECI Blocker owns 100% of the membership interests of Bluescape ECI Holdco, and Bluescape ECI Offshore Holdco owns 100% of the membership interests of Bluescape ECI Blocker. Bluescape ECI owns 100% of the limited partner interest of Bluescape ECI Offshore Holdco, and Bluescape ECI Offshore GP owns 100% of the general partner interest of Bluescape ECI Offshore Holdco.

Bluescape TE Holdco owns 1.38% of the membership interests of Bluescape Riley Holdings, and Bluescape TE Blocker owns 100% of the membership interests of Bluescape TE HoldCo. Bluescape TE owns 100% of the membership interests of Bluescape TE Blocker.

Bluescape Resources owns 100% of the membership interests of BEP and has the power to direct the affairs of BEP. Bluescape Resources also owns 100% of the membership interests of Bluescape GP Holdings, which in turn owns 100% of the membership interests of Bluescape GP. Mr. C. John Wilder Jr. has the power to direct the affairs of Bluescape Resources as its Executive Chairman.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors or executive officers, has effected any transaction in the shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 herein is hereby incorporated to this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

D.	Underwriting Agreement, dated April 3, 2024, by and among Riley Exploration Permian, Inc., Bluescape Riley Exploration Holdings LLC, Yorktown Energy Partners VIII, L.P. and Riley Exploration Group, LLC, and Truist Securities, Inc. and Roth Capital Partners, LLC, as representatives of the Underwriters, incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 8, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2024

BLUESCAPE RILEY EXPLORATION HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III LP

By: Bluescape Energy Partners III GP, LLC
Its General Partner

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS III GP LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (IP) LP

By: Bluescape Energy Partners III GP LLC
Its: General Partner

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (ECI) LP

By: Bluescape Energy Partners III GP LLC
Its: General Partner

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BERR III (ECI) OFFSHORE GP LTD

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BERR III (ECI) OFFSHORE INTERMEDIATE LP

By: BERR III (ECI) Offshore GP LTD
Its: General Partner

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BERR III (ECI) (RE) US BLOCKER LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND III (TE) LP

By: Bluescape Energy Partners III GP LLC
Its: General Partner

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BERR III (TE) US BLOCKER LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BERR III (TE) (RE) INTERMEDIATE HOLDCO LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BLUESCAPE ENERGY PARTNERS LLC

By:	/s/ C. John Wilder Jr.
Name: C. John Wilder Jr.
Title: Executive Chairman

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder Jr.
Name: C. John Wilder Jr.
Title: Executive Chairman

/s/ C. John Wilder Jr.
Name: C. John Wilder Jr.